Brian P. Fenske Partner

Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095
bfenske@fulbright.com • Direct: 713 651 5557 • Main: 713 651 5151 • Facsimile: 713 651 5246
November 4, 2010
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Larry Spirgel and Reid Hooper

Re:	RigNet, Inc. Registration Statement on Form S-1 Filed October 1, 2010 File No. 333-169723
Ladies and Gentlemen:
          On October 1, 2010, RigNet, Inc. (the “Registrant”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its common stock. By letter dated October 27, 2010, the Registrant has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form S-1 (the “Comment Letter”).
          In response to the Comment Letter, the Registrant has filed Amendment No. 1 to the Form S-1 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.
General
1.	Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-l prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES
MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC
www.fulbright.com

Securities and Exchange Commission
November 4, 2010

Response: The Registrant notes the Staff’s comment. The Registrant intends to include the price range, size of the offering and all other required information in an amendment to the Form S-1 prior to distributing a preliminary prospectus and will allow the Staff sufficient time to review such disclosure prior to any such distribution.

2.	Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Registrant notes the Staff’s comment. The Registrant has filed certain additional exhibits with the Amendment, including a form of legal opinion. The Registrant will file all remaining exhibits, as well as a final (signed and dated) legal opinion, as soon as the exhibits are available.

3.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Registrant acknowledges the Staff’s request, notes that the initial filings have been made with FINRA and the Registrant will: (i) furnish, in subsequent correspondence to the Staff, a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA, and (ii) provide the Staff with a copy of the letter informing the Registrant that FINRA has no objections when such letter is issued.
Prospectus Summary, page 1
4.	We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Response: The Registrant is providing to the Staff by courier on a supplementary basis marked copies of documents supporting third party statements.

5.	Please consider adding an organizational chart in this section which includes the percentage ownership of each beneficial holder of your common stock, assuming completion of this offering.

Response: The disclosure on page 5 has been revised in response to the Staff’s comment.

Securities and Exchange Commission
November 4, 2010

Corporate Information, page 5
6.	Please briefly describe how the company formed in July 2004 by clarifying the entities involved in the merger. For example, describe who “we” and “us” is so investors can better understand the historical development of the company. Finally, disclose how the company is currently controlled by three private funds and quantify the total amount of benefits being paid to each of them in connection with the IPO. This would include the value of the common stock received upon conversion of each class of preferred and accrued and unpaid dividends, the value of the warrants based upon the midpoint of the IPO range and the value of the major event preference.

Response: The disclosure on pages 5 and 113-114 has been revised in response to the Staff’s comment.
Summary Historical Consolidated Financial and Other Data, page 8
7.	Revise your discussion beginning on page 10 to indicate that management also uses Adjusted EBITDA in making compensation determinations.

Response: The Registrant notes the Staff’s comment. The Registrant utilizes Management EBITDA in the determination of compensation, which differs in definition from Adjusted EBITDA, as defined in the Form S-1 on pages 10 and 11. The Registrant has expanded its disclosures on pages 92 and 94 to more clearly define the differences between Adjusted EBITDA and Management EBITDA. Due to the difference in the definitions, management believes that it would be misleading to disclose that Adjusted EBITDA is used in the determination of compensation determinations.
Risk Factors, page 13
Any loss of a rig on which our equipment is located..., page 14
8.	Revise your risk factor to specifically discuss the negative financial impact the sinking of the Aban Pearl semi-submersible drilling rig had on the Company. Please quantify the value of the equipment onboard that was completely lost and also the amount of revenue lost as a result of the sinking. Please also discuss the frequency offshore drilling rigs sink and whether the amount of loss to date has been material. Discuss the likelihood this may happen in the future thereby causing the complete loss of your infrastructure equipment onboard.

Response: The disclosure on page 14 has been revised in response to the Staff’s comment.

Securities and Exchange Commission
November 4, 2010

The loss of key personnel..., page 20
9.	Please revise your disclosure to identify the members of your senior management team that are key to your business.

Response: The disclosure on page 20 has been revised in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Our Operations, page 45
10.	We note that your contracts are generally in the form of master service agreements with specific services provided under individual service orders. You indicate that your service orders can generally be terminated on short notice without penalty. Reconcile this disclosure with your disclosure on page 79 which indicates that service orders generally cannot be terminated early except for force majeure events.

Response: The disclosure on pages 43 and 77-78 has been revised in response to the Staff’s comment.
Critical Accounting Policies, page 46
11.	We note that goodwill represents approximately 16% of your assets as of June 30, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Description of key assumptions used to determine fair value and how the key assumptions were determined; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Securities and Exchange Commission
November 4, 2010

Response: The Registrant acknowledges the Staff’s comment. If the Registrant determines that the estimated fair values substantially exceed the carrying values of its reporting units, the Registrant has indicated that it will disclose that determination in future filings. The Registrant is currently conducting its annual test for goodwill impairment as of July 31, 2010. While these tests are not yet complete, the Registrant expects that the fair values of its reporting units are substantially in excess of their carrying values. The annual test will be completed prior to the effectiveness of the Form S-1 and, once completed, the Registrant will revise its critical accounting policy disclosure of Management’s Discussion and Analysis of Financial Condition and Results of Operations to affirmatively state that the fair values of the reporting units are substantially in excess of their carrying values.

If the Registrant experiences a situation in the future, where (i) any of its reporting units have estimated fair values that are not substantially in excess of their carrying values, and (ii) goodwill for such reporting units, individually or in the aggregate, if impaired, could materially impact the Registrant’s results or total stockholders’ equity, the Registrant has indicated that it will revise future filings and provide additional disclosures as recommended in the Staff’s comment.

12.	We note that you took a significant goodwill impairment charge in the second quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response: The disclosure on page 46 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill” has been revised in response to the Staff’s comment.

Securities and Exchange Commission
November 4, 2010

Results of Operations, page 50
Six Months Ended June 30, 2010 and 2009, page 51
13.	With a view to expanded disclosure, explain to us why the “global economic slowdown” resulted in a substantial reduction in U.S. land rig counts from 2008 to 2009 and therefore material reductions in your western hemisphere revenues while generating improved revenues for you the eastern hemisphere. Explain the factors contributing to changes in rig count, the lead times and lag times, and other material factors that drive your opportunities for generating revenues as economic conditions change. Also, tell us about your consideration of such factors as part of your operating and cash flow forecasts and your fair value estimates.

Response: In response to the Staff’s comment, the Registrant has included additional disclosure in the Form S-1 on page 50 by expanding its management discussion and analysis of revenues for the year ended December 31, 2009 and 2008 to more fully address the factors contributing to changes in rig count and the lead and lag times experienced related to economic conditions impacting its revenue. Further, the Registrant has expanded its discussions regarding liquidity and capital resources starting on page 53 regarding the incorporation of these factors in its cash flows forecasts, which also impacts its fair value estimates.
Liquidity and Capital Resources, page 55
14.	Discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: The disclosure on page 54 has been revised in response to the Staff’s comment.

15.	Revise to provide more disclosure related to LandTel’s owner exercising a right to a recalculation of the $4.6 million purchase price paid by the Company pursuant to the previously established formula. Briefly discuss the inputs into the previously agreed upon formula and management’s belief of the likelihood the $4.6 million purchase price will be increased.

Securities and Exchange Commission
November 4, 2010

Response: The disclosure on pages 53, 57, 74 and F-51 has been revised in response to the Staff’s comment. The parties have reached an agreement to adjust the purchase price from $4.6 million to $4.7 million.

16.	Revise this section to add disclosure which supplements your Consolidated Statements of Cash Flows that provides your net increase (decrease) in cash and cash equivalents the past three fiscal years.

Response: The Registrant has expanded the disclosure on page 54 by adding in tabular form net increases (decreases) in cash and cash equivalents for the past three fiscal years.
Operating Activities, page 56
17.	We note you reference many variables that could affect your cash flow from operations, yet, you only discuss the volatility of the oil and gas industry as the most significant. Revise to identify any other items that are primary underlying drivers in contributing to uncertainties or variability in your cash flows.

Response: The disclosure on page 55 has been revised in response to the Staff’s comment.
Investing Activities, page 56
18.	Revise your disclosure to provide the net cash used in investing activities for the past three fiscal years. Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Please also discuss the reasons behind the period to period changes in your capital expenditures and provide management’s expectation for capital expenditures going forward.

Response: The disclosure on page 55 has been revised in response to the Staff’s comment.
Financing Activities, page 56
19.	Please provide discussion relating to your net cash provided (used) by financing activities for the past three fiscal years.

Response: The disclosure on page 55 has been revised in response to the Staff’s comment.
Our Company, page 63
Overview, page 63

Securities and Exchange Commission
November 4, 2010

20.	We note that you do not have operations in the Pacific Ocean near the United States, South America and Central America. Discuss whether the company has any plans to expand its operations to these geographic areas.

Response: The Registrant notes the Staff’s comment. The Registrant analyzes operations and trends within the drilling industry in establishing its business strategy for geographical operations. Within the United States, there is very limited and sporadic drilling activity off the coasts of California and Alaska at this time. Also, there is very limited drilling activity on the Pacific side of South America and Central America at this time. These areas do not provide enough economic activity to justify the Registrant expanding into these areas at this time. As a result, the Registrant does not believe additional disclosure related to these geographic areas is warranted.
Executive Compensation, page 91
Compensation Discussion and Analysis, page 91
Variable Pay. page 93
21.	Please revise to provide expanded disclosure related to why the Compensation Committee decided to increase or decrease each named executive officer’s cash bonuses for fiscal year 2009. See Item 402(b)(2)(ix) of Regulation S-K.

Response: The disclosure on pages 94-95 has been revised in response to the Staff’s comment.
Summary Compensation Table, page 98
22.	Please revise the table to reflect any cash bonus amounts paid over and above the amounts earned by meeting the performance measures in your variable pay compensation in the “Bonus” column of the table. Refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response: The disclosure on pages 97-98 has been revised in response to the Staff’s comment.

23.	We refer you to footnote three to the table. Please provide the specific exchange rate used to convert Mr. Eliassen’s compensation from the Norwegian Kroner to the United States Dollar. See Instruction 2 to Item 402(c) of Regulation S-K.

Response: The disclosure on page 98 has been revised in response to the Staff’s comment. The amounts paid to Mr. Eliassen in Norwegian Kroner were multiplied by 0.159665 to determine the relevant U.S. Dollar amounts. That exchange rate is the average exchange rate for calendar year 2009 according to www.oanda.com.

Securities and Exchange Commission
November 4, 2010

IPO Success Bonus, page 105
24.	Please identify all of the key employees and named executive officers who may receive payouts pursuant to an IPO success bonus. Please also discuss the reasons underlying the formation of the IPO success bonus, specifically discussing how the Company determined who was eligible to receive a bonus upon successful completion of the offering. We note your brief disclosure of the bonus pool on page 105 of the prospectus.

Response: The disclosure on page 104 has been revised in response to the Staff’s comment.
Employee Benefit Plans, page 105
25.	Please provide the tabular disclosure required pursuant to Item 201(d) of Regulation S-K related to your current equity compensation plans.

Response: The Registrant respectfully submits that the tabular disclosure is not required to be included in the Form S-1 because it is not part of a document incorporated by reference into the prospectus included in the Form S-1. Pursuant to Instruction 9 to Item 201(d) of Regulation S-K, the tabular disclosure required by Item 201(d) need not be provided in any registration statement filed under the Securities Act except where it is part of a document that is incorporated by reference into a prospectus. The Registrant notes that each of the 2001 Performance Stock Option Plan and the 2006 Long-Term Incentive Plan have been approved by stockholders. The Registrant anticipates obtaining stockholder approval of the 2010 Omnibus Incentive Plan prior to requesting effectiveness on the Form S-1 and will update the disclosure on page 104 accordingly when stockholder approval is obtained.
Related Party Transactions, page 112
26.	Please advise whether the Company has a written agreement with NuPhysicia to provide a direct line of access to physician care for offshore employees at remote offshore sites. If so, please file a copy of the agreement as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Response: The Registrant has a written agreement with NuPhysicia. In October 2010, the Registrant provided notice of termination of this agreement to NuPhysicia. The Registrant has updated the Form S-1 to remove references to its telemedicine services and has updated the related party disclosure on page 112 to reflect the notice of termination. The Registrant respectfully advises the Staff that the NuPhysicia agreement is immaterial in amount and significance and does not constitute a material contract under Item 601 of Regulation S-K.
Shares Eligible for Future Sale, page 127

Securities and Exchange Commission
November 4, 2010

27.	Please revise your disclosure that indicates that Rule 144 and Rule 701 are exemptions from registration. Rule 144 is not exemption from registration, but is a safe harbor from the Section 2(a)(11) definition of “underwriter.”

Response: The disclosure on page 127 has been revised in response to the Staff’s comment.

28.	Please file any lockup agreements as exhibits to the registration statement.

Response: The Registrant notes the Staff’s comment. The Registrant will file a form of lockup agreement as an attachment to Exhibit 1.1 — Form of Underwriting Agreement. The exhibit list on page II-4 has been updated to reflect the Staff’s comment. The Registrant will file Exhibit 1.1 as soon as it is available.
Consolidated Financial Statements
29.	It appears, from the disclosure in the sixth bullet point of page 7 of the prospectus, that you have either executed or plan to execute a reverse split of your common stock during 2010. Please advise us and disclose whether retroactive effect has been given to such a split.

Response: The Registrant notes the Staff’s comment. The reverse split of the Registrants common stock has not yet occurred. The Registrant intends to effect the reverse split of its common stock prior to distributing a preliminary prospectus. The Registrant will update the information in an amendment to the Form S-1 and will allow the Staff time to review such disclosure prior to any such distribution.
Note 2 — Business and Credit Concentrations, page F-11
Foreign Currency Risk
30.	We note in the Risk Factor on page 29 that 22.8% of your revenues were earned in non-U.S. currencies in 2009. In light of this circumstance, it is unclear to us how your characterization of your foreign currency risk as “limited” is reasonable. Please revise or advise us.

Response: The Registrant acknowledges the Staff’s comment. The Registrant’s reference to “limited” on page F-11 was driven from its historical experience. However, the Registrant has indicated that it proposes the following disclosure be included prospectively related to foreign currency risk in the footnotes to the Registrant’s audited financial statements:

“The Company has exposure to foreign currency risk, as a portion of the Company’s activities are conducted in currencies other than U.S. dollars. The Company historically has not experienced significant income or loss from foreign currency

Securities and Exchange Commission
November 4, 2010

exchange rates and, consequently, does not currently use financial instruments to hedge this risk, but evaluates it on a continual basis and may put financial instruments in place in the future if deemed necessary.”
Note 10 — Redeemable, Non-Controlling Interest, page F-21
31.	With a view towards expanded disclosure, please explain to us how you are accounting for the right of the non-controlling interest owner to put the shares of the subsidiary to you. Please refer us to the accounting literature that supports your policy.

Response: In developing the accounting, presentation and disclosures outlined below, the Registrant evaluated the agreement and related amendments with the non-controlling interest owner and the applicability of numerous accounting standards for the accounting and presentation of the redeemable non-controlling interest. The Registrant believes its disclosures are adequate considering that the Registrant has reached an agreement of the purchase price of the remaining redeemable, non-controlling interest. The following outlines the standards determined by the Registrant to be applicable:

Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:
A. ASC 860-10-60 and ASC 810-10-65 (Consolidation)
As disclosed in Note 1, Principles of Consolidation and Reporting, the Registrant consolidates LandTel since, from its 2006 initial acquisition, it has a controlling (more than a 50%) ownership interest and makes all business decisions related to LandTel operations at each balance sheet date.
As disclosed in Note 3, Acquisitions, the remaining non-controlling interest, owned by unrelated entities, represents common equity in LandTel and is therefore reported as non-controlling interest in the consolidated financial statements of the Registrant.
B. ASC 480-10-55-53 to 62 and ASC815-10-15-59 (Accounting Treatment)
As disclosed in Note 10, Redeemable, Non-Controlling Interest, the LandTel non-controlling interest is redeemable at a specific formula other than fair value. The resulting price under the formula varies based on a fixed-trailing adjusted net earnings formula with no mandatory or stated redemption date. Further, the non-controlling owner has the right to request redemption of their interest at the specified formula, within specific dates provided for in the agreement. Until such action was taken by the non-controlling interest owner, the interest was not mandatorily redeemable and the date of redemption was not known.

Securities and Exchange Commission
November 4, 2010

The Registrant also examined if the redemption option should be bifurcated from the non-controlling interest and accounted for separately as a derivative in accordance with ASC815. The redemption option was not determined to be a derivative because its value is based on a fixed trailing adjusted earnings formula, the changes of which are not observable or otherwise objectively verifiable. Changes in the fixed trailing adjusted earnings formula are not primarily driven by market price changes and therefore the feature falls under the ASC815-10-15-59 exception for certain contracts that are not traded on an exchange.
C. ASC 480-10-S99-3A and ASC 815-10-15-89&59 (Classification)
In accordance with Rule 5-02.28 of Regulation S-X, which requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity, the redeemable, non-controlling interest was reported in mezzanine equity until such time that it became mandatorily redeemable (see the June 30, 2010 discussion below).
D. ASC 480-10-S99-3A (Valuation)
The Registrant reported the redeemable, non-controlling interest at the redemption value based on the fixed trailing adjusted earnings formula at each balance sheet date through June 30, 2010 (see discussion below), which was determined through the application of the specified formula. The Registrant determined that although the non-controlling interest owner’s redemption right was not mandatorily redeemable, it was probable that the owner would request redemption at some future date.
E. SAB Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock (Income Statement Presentation)
Net income or loss attributable to LandTel’s redeemable, non-controlling interest is presented separately on the face of the Registrant’s statements of consolidated income (loss) and comprehensive income (loss) below “Net income (loss).”
F. ASC 810-10-65 (On-going Valuation Changes)
The computed redemption amount exceeded the amount representing initial value of the non-controlling adjusted for the owner’s share of net income (loss). Accordingly, as disclosed in Note 10, Redeemable, Non-Controlling Interest, the redeemable, non-controlling interest is adjusted each period for the change in the redemption value, which is recorded to retained deficit if the adjustment is a gain, or additional paid-in capital (due to the absence of retained earnings) when the adjustment is a loss. Further, as disclosed in Note 14, Income (Loss) per Share, the redemption valuation change is treated as an adjustment in arriving at income available to common stockholders of the parent (i.e., the numerator used in the computation of the Registrant’s consolidated earnings per share).

Securities and Exchange Commission
November 4, 2010

Financial Statements as of June 30, 2009 and 2010:
ASC 480-10-254 and ASC 480-10-30-1 (Reclassification)
As disclosed in Note 11, Subsequent Events, the Registrant reclassified the redeemable non-controlling interest from mezzanine equity to a current liability, in the second quarter ended June 30, 2010 since, based upon the exercise of the redemption right by the non-controlling interest owner, the period for settlement was fixed, the redemption value was fixed by a formula and all amounts were determinable under that formula at the exercise date.
Although the non-controlling interest owner had the right to request arbiter recalculation of the purchase price, the Registrant’s expectation and historical experience with prior non-controlling interest ownership acquisitions under the agreement was that the computed $4.6 million purchase price would be accepted and, if recomputed, would be verified by the arbiter. As such, the Registrant concluded the price was reasonably fixed and determinable and made a cash payment at the computed redemption amount in July 2010 in anticipation of closing the transaction.
32.	We note on page F-51 that the LandTel non-controlling interest owner has the right to have an arbiter recalculate the $4.6 million purchase price. Please disclose the terms of this right and describe how it functions. You should address in your disclosure how any differences in value would be resolved.

Response: The Registrant notes the Staff’s comment and has revised the disclosure on page 53, 57, 74 and F-51 in response to the Staff’s comment. The parties have reached an agreement to adjust the purchase price from $4.6 million to $4.7 million.
Note 11 — Subsequent Events, page F ·51
33.	We note that the LandTel non-controlling interest owner has elected to exercise a right to have an arbiter recalculate the $4.6 million purchase price. Disclose the maximum possible value in excess of $4.6 million that, in your judgment, could reasonably be determined by the arbiter.

Response: The disclosure on pages 53, 57, 74 and F-51 has been revised in response to the Staff’s comment. The parties have reached an agreement to adjust the purchase price from $4.6 million to $4.7 million.

Securities and Exchange Commission
November 4, 2010

* — * — * — * — * — *
          If any member of the Staff has any questions concerning these matters or desires additional information or clarification, he or she should contact the undersigned at (713) 651-5557.
Very truly yours,
/s/ Brian Fenske

Brian Fenske
BF/jy
Enclosure

cc:	Joseph Kempf (Securities and Exchange Commission) Robert Littlepage (Securities and Exchange Commission) Marc B. Slaughter (RigNet, Inc.) Jeffrey D. Karpf (Cleary Gottlieb Steen & Hamilton LLP)